LATAM group’s capacity increased 7.2% in March compared to the same month of 2024

Operating statistics for March 2025

Santiago, April 9, 2025 - During March, LATAM group’s consolidated capacity, measured in available seat-kilometers (ASK), increased by 7.2% compared to the same month of 2024. This growth was mainly driven by a 9.9% increase in the group’s international operations.

Furthermore, consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 5.6% compared to March 2024, despite the impact of the Carnival holidays on Brazil’s domestic segment. It is worth noting that while Carnival was celebrated in February in 2024, this year it took place in March, affecting year-over-year comparability. Even so, the consolidated load factor reached 81.9%, remaining at healthy levels.

In addition, during the month, LATAM group transported 6.9 million passengers, representing a 3.0% increase compared to the same month of 2024.

In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 3.4% compared to March 2024, reaching 677 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date as of March for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	March			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,399	10,798	5.6%	34,383	32,458	5.9%
DOMESTIC SSC (1)	1,960	1,862	5.2%	6,059	5,911	2.5%
DOMESTIC BRAZIL (2)	3,265	3,225	1.2%	10,024	9,588	4.5%
INTERNATIONAL (3)	6,175	5,710	8.1%	18,301	16,959	7.9%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,917	12,987	7.2%	41,257	38,461	7.3%
DOMESTIC SSC (1)	2,463	2,352	4.7%	7,312	7,154	2.2%
DOMESTIC BRAZIL (2)	4,111	3,952	4.0%	12,408	11,855	4.7%
INTERNATIONAL (3)	7,344	6,684	9.9%	21,537	19,452	10.7%

PASSENGER LOAD FACTOR
SYSTEM	81.9%	83.1%	-1.2p.p	83.3%	84.4%	-1.1p.p
DOMESTIC SSC (1)	79.6%	79.2%	0.4p.p	82.9%	82.6%	0.2p.p
DOMESTIC BRAZIL (2)	79.4%	81.6%	-2.2p.p	80.8%	80.9%	-0.1p.p
INTERNATIONAL (3)	84.1%	85.4%	-1.4p.p	85.0%	87.2%	-2.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,928	6,727	3.0%	20,968	20,235	3.6%
DOMESTIC SSC (1)	2,581	2,532	1.9%	7,895	7,851	0.6%
DOMESTIC BRAZIL (2)	2,905	2,910	-0.2%	8,774	8,523	2.9%
INTERNATIONAL (3)	1,441	1,284	12.3%	4,300	3,860	11.4%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	371	353	5.1%	1,068	1,012	5.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	677	655	3.4%	2,016	1,931	4.4%

CARGO LOAD FACTOR
SYSTEM	54.8%	53.9%	0.9p.p	53.0%	52.4%	0.6p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 21 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net